GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500

www.gibsondunn.com

June 9, 2005

(202) 955-8593	C 89790-00001

Ms. Tamara Tangen
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Splinex Technology Inc.
Item 4.01 Form 8-K Filed on February 2, 2005
File No. 333-116817

Dear Ms. Tangen:

     On behalf of Splinex Technology Inc. (“Splinex” or the “Company”), this responds to your letter dated June 3, 2005, regarding the Company’s Item 4.01 Form 8-K filed on February 2, 2005. Each of your comments is set forth below, followed by the Company’s related response.

Comment 1

1.	We note your statement that the material weaknesses were first orally communicated by the Company’s former auditor on February 1, 2005. Please explain why, in the last sentence of the second paragraph of your response, you state that the weaknesses were “described in a workpaper delivered by the Company’s former auditor to the Company in January 2005.”

Securities and Exchange Commission
June 9, 2005

Response 1

     The January 2005 reference described in Comment 1 in the letter dated April 12, 2005 responding to your letter dated April 4, 2005 (the “April Response Letter”) was an error; the reference should have been to February 2005.

Comment 2

2.	Tell us supplementally, specifically when the material weaknesses were identified, when they are believed to have begun, by whom they were identified and whom they were first communicated.

Response 2

     To the Company’s knowledge, the material weaknesses reported in the Item 4.01 Form 8-K filed by the Company on February 2, 2005 (the “February 2005 8-K”) were first orally disclosed by Pat Gannon, a partner of the Company’s former auditor to Gerard Herlihy, the Company’s Chief Financial Officer on February 1, 2005 after the Company advised Mr. Gannon that his firm was being dismissed. To the Company’s knowledge, based on statements from the Company’s former auditor, these weaknesses were identified by the Company’s former auditor during their audit of the Company’s financial statements for the period beginning at inception, October 28, 2003, and ending March 31, 2004. Also on February 1, 2005, Mr. Gannon sent to Mr. Herlihy a copy of a workpaper prepared in connection with this audit setting forth the material weaknesses. The Company is not aware of the specific date(s) on which the Company’s former auditor identified the weaknesses.

     The Company believes the weaknesses began at inception, October 28, 2003.

     As indicated in the April Response Letter, the weaknesses were also separately identified in June 2004, prior to the communications referred to above from Mr. Gannon, by Mr. Herlihy shortly after he joined the Company.

Comment 3

3.	We understand from your correspondence of April 12, 2005, that the only written communication received from your former auditor regarding the material internal control weaknesses was a copy of an audit workpaper. As previously requested, please provide a copy of this document.

Response 3

     A copy of the audit workpaper that, among other things, identified the weaknesses, is being provided supplementally with this letter. This workpaper includes additional comments

Securities and Exchange Commission
June 9, 2005

that the Company’s former auditor advised the Company were not considered material weaknesses, and, as a result, were not disclosed in the February 2005 8-K.

Comment 4

4.	We have reviewed your response and note that you disclose in Item 3 that “management recognized” that controls and procedures can provide only reasonable assurance of achieving the desired control objectives. This recognition is not the equivalent of designing disclosure controls and procedures to provide reasonable assurance of achieving their objectives. Please confirm to us that in future filings you will revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, all references to the level of assurance of your disclosure controls and procedures may be removed from your disclosures.

Response 4

     The Company confirms that in future filings it will state clearly, if true, that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Comment 5

5.	We note that you made changes to disclosure controls and procedures prior to the communication that there were material weaknesses. Tell us how you knew about the material weaknesses before the former accountant advised you of them. Tell us exactly when the company implemented changes to disclosure controls and procedures. Describe the changes in reasonable detail and why those changes support the basis for your officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effectives as of the end of the period covered by the report.

Response 5

     As noted above in the response to Comment 2 and in the April Response Letter, in June 2004, the Company retained Mr. Herlihy as its chief financial officer. After he joined the Company, he assisted the Company in conducting a review of its then-current internal controls and disclosure controls and procedures. As a result of this review, the Company identified the weaknesses before the Company’s former accountant advised the Company of the weaknesses in February 2005.

     Changes to the Company’s internal controls and disclosure controls and procedures were implemented in June, 2004 following the review described above in order to correct the weaknesses identified. These changes included implementing procedures designed to ensure that

Securities and Exchange Commission
June 9, 2005

all transactions were recorded on a timely basis and in accordance with generally accepted accounting principles. The Company:

•	established a capitalization policy requiring the Company to record the acquisition of fixed assets with a value in excess of a certain dollar amount;

•	established policies regarding the capitalization of pre-paid expenses;

•	established “cut-off” procedures to ensure all items of income and expense were reported in the proper period;

•	established formal policies requiring all employees to document Company expenses and other Company charges;

•	established procedures for allocating salary and other costs to sales and marketing, general administrative or research and development, as appropriate; and

•	implemented procedures by which all intercompany receivables and payables with related parties are reconciled on a monthly basis.

     The Company also appointed a General Counsel in June 2004 and authorized him to maintain the Company’s corporate records. In addition, the Company established procedures requiring that all Company contracts, agreements and commitments of every nature whatsoever be reported to the Company’s Chief Financial Officer and General Counsel and providing that these officers would have unlimited access to all documentation relating thereto, as well as to all board and committee minutes. The Company’s officers meet regularly to discuss all potential Company contracts, agreements and commitments. In addition, the Chief Executive Officer and Chief Financial Officer of the Company meet regularly to review the Company’s historical results of operations and prepare short-term and long-term forecasts and budgets.

     Additional steps were also taken to ensure that information required to be disclosed by the Company in its filings with the Commission is recorded, processed, summarized and reported, within the applicable time periods. The Company’s filings with the Commission are reviewed and commented on by all executive officers of the Company and the contents of each quarterly and annual report are checked against a disclosure checklist to ensure that such filings contain all required information.

     Because the actions described above addressed the identified weaknesses, the Company’s officers concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2004, the end of the period covered by the Company’s Report on Form 10-QSB.

* * *

Securities and Exchange Commission
June 9, 2005

     We believe the foregoing is responsive to your comments.

     If you should have any questions or further comments with respect to these matters, please direct them to the undersigned at (202) 955-8500 or to Gerard Herlihy at (954) 660-6565.

Very truly yours,
/s/ Stephen I. Glover
Stephen I. Glover

cc:	Michael Stojda Chief Executive Officer Gerard A. Herlihy Chief Financial Officer Splinex Technology Inc. 650 West Cypress Creek Road, Suite 400 Ft. Lauderdale, Florida 33309